SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G

(Rule 13d-102)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
TO RULES 13d-1(b) (c) AND (d) AND AMENDMENTS THERETO FILED
PURSUANT TO RULE 13d-2(b)
(Amendment No. 3)*

MIND C.T.I. Ltd.
(Name of Issuer)
Ordinary Shares
(Title of Class of Securities)
M70240102
(CUSIP Number)
February 11, 2010**
(Date of Event which Requires Filing of this
Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

     ☐ Rule 13d-1(b)

     ☑ Rule 13d-1(c)

     ☐ Rule 13d-1(d)

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

**Please note that this filing is being made to report that, solely due to the change in the outstanding shares reported in the 6-K filed by the Issuer on February 11, 2010, the reporting person is the beneficial owner of greater than 10% of the outstanding shares of the Issuer.

CUSIP No.	M70240102	SCHEDULE 13G	Page	2	of	5	Pages

1	NAME OF REPORTING PERSON Lloyd I. Miller, III

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
(a) ☐
(b) ☐

3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION

United States

	5	SOLE VOTING POWER

NUMBER OF		570,967 *

SHARES	6	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		1,150,095 **

EACH	7	SOLE DISPOSITIVE POWER
REPORTING
PERSON		570,967 ***

WITH	8	SHARED DISPOSITIVE POWER

1,150,095 ****

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

1,721,062 *****

10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*

☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

9.3%******

12	TYPE OF REPORTING PERSON

IN-IA-OO *******
*SEE INSTRUCTIONS BEFORE FILLING OUT!

*	As of February 11, 2010, the reporting person had sole voting power with respect to 570,967 shares.

**	As of February 11, 2010, the reporting person had shared voting power with respect to 1,364,595 shares.

***	As of February 11, 2010, the reporting person had sole dispositive power with respect to 570,967 shares.

****	As of February 11, 2010, the reporting person had shared voting power with respect to 1,364,595 shares.

*****	As of February 11, 2010, the aggregate amount of shares beneficially owned by the reporting person was 1,935,562.

******	As of February 11, 2010, the percent of class represented by the aggregate shares was 10.5%.

*******	See Item 4.

Page	3	of	5

Item 1(a).	Name of Issuer:	MIND C.T.I. Ltd.

Item 1(b).	Address of Issuers’s Principal Executive Offices:	Industrial Park, Building #7
P.O. Box 144
Yoqneam 20692 Israel

Item 2(a).	Name of Person Filing:	Lloyd I. Miller, III

Item 2(b).	Address of Principal Business Office or, if None, Residence:	4550 Gordon Drive, Naples, Florida 34102

Item 2(c).	Citizenship:	U.S.A.

Item 2(d).	Title of Class of Securities:	Ordinary Shares

Item 2(e).	CUSIP Number:	M70240102

Item 3.	IF THIS STATEMENT IS FILED PURSUANT TO RULE 13d-1(b) OR 13d-2(b) or (c), CHECK WHETHER THE PERSON FILING IS A:

Not Applicable, this statement is filed pursuant to 13d-1(c)

Item 4.	OWNERSHIP: The reporting person has sole voting and dispositive power with respect to 570,967 of the reported securities as (i) a manager of a limited liability company that is the general partner of a certain limited partnership, (ii) the trustee to a certain grantor retained annuity trust, and (iii) an individual. The reporting person has shared voting and dispositive power with respect to 1,150,095 of the reported securities as an investment advisor to the trustee of a certain family trust. *

	(a)	1,721,062 **

	(b)	9.3% ***

	(c)	(i)	sole voting power: 570,967 ****

		(ii)	shared voting power: 1,150,095 *****

		(iii)	sole dispositive power: 570,967 ******

		(iv)	shared dispositive power: 1,150,095 *******

Item 5.	OWNERSHIP OF FIVE PERCENT OR LESS OF A CLASS:

Not Applicable

*	As of February 11, 2010, the reporting person had sole voting and dispositive power with respect to 570,967 of the reported securities as (i) a manager of a limited liability company that is the general partner of a certain limited partnership, (ii) the trustee to a certain grantor retained annuity trust, and (iii) an individual. The reporting person had shared voting and dispositive power with respect to 1,364,595 of the reported securities as an investment advisor to the trustee of a certain family trust.

**	As of February 11, 2010, the aggregate amount of shares beneficially owned by the reporting person was 1,935,562.

***	As of February 11, 2010, the percent of class represented by the aggregate shares was 10.5%.

****	As of February 11, 2010, the reporting person had sole voting power with respect to 570,967 shares.

*****	As of February 11, 2010, the reporting person had shared voting power with respect to 1,364,595 shares.

******	As of February 11, 2010, the reporting person had sole dispositive power with respect to 570,967 shares.

*******	As of February 11, 2010, the reporting person had shared dispositive power with respect to 1,364,595 shares.

Page	4	of	5

Item 6.	OWNERSHIP OF MORE THAN FIVE PERCENT ON BEHALF OF ANOTHER PERSON:

Other than shares held directly by Lloyd I. Miller, III, persons other than Lloyd I. Miller, III have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the reported securities.

Item 7.	IDENTIFICATION AND CLASSIFICATION OF THE SUBSIDIARY WHICH ACQUIRED THE SECURITY BEING REPORTED ON BY THE PARENT HOLDING COMPANY:

Not Applicable

Item 8.	IDENTIFICATION AND CLASSIFICATION OF MEMBERS OF THE GROUP:

Not Applicable

Item 9.	NOTICE OF DISSOLUTION OF GROUP:

Not Applicable

Item 10.	CERTIFICATION:

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

Page	5	of	5
SIGNATURE
     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: April 22, 2010	/s/ Lloyd I. Miller, III
Lloyd I. Miller, III